FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2011

Kokomo Enterprises Inc.

Filer# 0-16353

Suite 1000, 1177 West Hastings Street

Vancouver, British Columbia

Canada V6E 2K3

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...    No.X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

▪

 EXHIBITS

Exhibit

99.1

Material Change Report May 13, 2011

Exhibit

99.2

Material Change Report May 26, 2011

Exhibit

99.3

News Release dated May 31, 2011

Exhibit

99.4

Notice of 2011 Annual General Meeting

Exhibit

99.5

2011 Information Circular

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kokomo Enterprises Inc.

By: “Bedo H. Kalpakian”

(Signature)

President & Director

Date:  June 2, 2011.